UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549



SCHEDULE 13G



UNDER THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 1)*





Quokka Sports, Inc.

(Name of Issuer)





Common Stock, $.0001 par value

(Title of Class of Securities)





749077103

(CUSIP Number)



February 22, 2001

(Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this

Schedule is filed:



[ ]  Rule 13d-1(b)

[X]  Rule 13d-1(c)

[ ]  Rule 13d-1(d)





*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities,

and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.



The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities
Exchange

Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





- -------------------------------------------------------------------------
-

    1   NAME OF REPORTING PERSON

        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)



                 Advantage Fund II Ltd.

- -------------------------------------------------------------------------
-

    2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (A)[ ]

                                                                  (B)[ ]



- -------------------------------------------------------------------------
-

    3   SEC USE ONLY



- -------------------------------------------------------------------------
-

    4   CITIZENSHIP OR PLACE OF ORGANIZATION



                 British Virgin Islands

- -------------------------------------------------------------------------
-

      NUMBER OF          5  SOLE VOTING POWER

       SHARES

    BENEFICIALLY                     -0-

      OWNED BY         ----------------------------------------------------
-

        EACH             6  SHARED VOTING POWER

      REPORTING

       PERSON               6,992,304 shares of Common Stock (See Item 4(a))

        WITH:          ----------------------------------------------------
-

                         7  SOLE DISPOSITIVE POWER



                                     -0-

                       ----------------------------------------------------
-

                         8  SHARED DISPOSITIVE POWER



                            6,992,304 shares of Common Stock (See Item 4(a))

- -------------------------------------------------------------------------
-

    9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON



                  6,992,304 shares of Common Stock (See Item 4(a))

- -------------------------------------------------------------------------
-

    10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES

            CERTAIN SHARES (SEE INSTRUCTIONS)                         [X]



- -------------------------------------------------------------------------
-

    11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)



                 9.99% (See Item 4(a))

- -------------------------------------------------------------------------
-

    12      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)



                 CO

- -------------------------------------------------------------------------
-



- -------------------------------------------------------------------------
-

    1   NAME OF REPORTING PERSON

        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)



                 Genesee International, Inc.

- -------------------------------------------------------------------------
-

    2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (A)[ ]

                                                                  (B)[ ]



- -------------------------------------------------------------------------
-

    3   SEC USE ONLY



- -------------------------------------------------------------------------
-

    4   CITIZENSHIP OR PLACE OF ORGANIZATION



                 Delaware

- -------------------------------------------------------------------------
-

      NUMBER OF          5  SOLE VOTING POWER

       SHARES

    BENEFICIALLY                     -0-

      OWNED BY         ----------------------------------------------------
-

        EACH             6  SHARED VOTING POWER

      REPORTING

       PERSON               6,992,304 shares of Common Stock (See Item 4(a))

        WITH:          ----------------------------------------------------
-

                         7  SOLE DISPOSITIVE POWER



                                     -0-

                       ----------------------------------------------------
-

                         8  SHARED DISPOSITIVE POWER



                            6,992,304 shares of Common Stock (See Item 4(a))

- -------------------------------------------------------------------------
-

    9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON



                  6,992,304 shares of Common Stock (See Item 4(a))

- -------------------------------------------------------------------------
-

    10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES

            CERTAIN SHARES (SEE INSTRUCTIONS)                         [X]



- -------------------------------------------------------------------------
-

    11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)



                 9.99% (See Item 4(a))

- -------------------------------------------------------------------------
-

    12      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)



                 CO

- -------------------------------------------------------------------------
-





- -------------------------------------------------------------------------
-

    1   NAME OF REPORTING PERSON

        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)



                 Donald R. Morken

- -------------------------------------------------------------------------
-

    2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (A)[ ]

                                                          (B)[ ] (See Item
6)



- -------------------------------------------------------------------------
-

    3   SEC USE ONLY



- -------------------------------------------------------------------------
-

    4   CITIZENSHIP OR PLACE OF ORGANIZATION



                 United States of America

- -------------------------------------------------------------------------
-

      NUMBER OF          5  SOLE VOTING POWER

       SHARES

    BENEFICIALLY                     -0-

      OWNED BY         ----------------------------------------------------
-

        EACH             6  SHARED VOTING POWER

      REPORTING

       PERSON               6,992,304 shares of Common Stock (See Item 4(a))

        WITH:          ----------------------------------------------------
-

                         7  SOLE DISPOSITIVE POWER



                                     -0-

                       ----------------------------------------------------
-

                         8  SHARED DISPOSITIVE POWER



                            6,992,304 shares of Common Stock (See Item 4(a))

- -------------------------------------------------------------------------
-

    9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON



                 6,992,304 shares of Common Stock (See Item 4(a))

- -------------------------------------------------------------------------
-

    10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES

            CERTAIN SHARES (SEE INSTRUCTIONS)                         [X]



- -------------------------------------------------------------------------
-

    11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)



                 9.99% (See Item 4(a))

- -------------------------------------------------------------------------
-

    12      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)



                 CO

- -------------------------------------------------------------------------
-





Item 1(a).        Name of Issuer:



                  Quokka Sports, Inc.



Item 1(b).        Address of Issuer's Principal Executive Offices:



                  525 Brennan Street

                  San Francisco, California  94107





Item 2(a).        Names of Persons Filing:



                  Advantage Fund II Ltd. ("Advantage")

                  Genesee International, Inc. ("Genesee")

                  Donald R. Morken ("Morken")



Item 2(b).        Address of Principal Business Office:



                  Advantage - c/o CITCO, Kaya Flamboyan 9, Curacao,

                  Netherlands Antilles

                  Genesee - CITCO Building, Wickhams Cay, P.O. Box 662, Road

                  Town Tortola, British Virgin Islands

                  Morken - 10500 N.E. 8th Street, Suite 1920, Bellevue,

                  Washington  98004-4332



Item 2(c).        Place of Organization or Citizenship:



                  Advantage - British Virgin Islands

                  Genesee - Delaware

                  Morken - United States of America



Item 2(d).        Title of Class of Securities:



                  Common Stock, $.0001 par value per share of the Company
(the

                  "Common Stock")



 Item 2(e).       CUSIP Number:



                  749077103





Item 3.           This statement is filed pursuant to Rule 13d-1(c) by

                  Advantage, Genesee, and Morken.





Item 4.           Ownership:



(a) Amount Beneficially Owned:



                         6,992,304 shares of Common Stock*



                  (b)    Percent of Class:



                         9.99% (based on 63,000,738 shares of Common Stock

                         outstanding as of December 31, 2001 as reported in

                         the Company's Current Report on Form 8-K, dated

                         February 22, 2001).



                  (c)    Number of Shares as to which the Person has:



                         (i)     sole power to vote or to direct

                                 the vote



                                                -0-



                         (ii)    shared power to vote or to direct the vote:



                                 6,992,304 shares of Common Stock*



                         (iii)   sole power to dispose or to direct the

                                 disposition of



                                                -0-



                         (iv)    shared power to dispose or to direct the

                                 disposition of



                                 6,992,304 shares of Common Stock*



*The amounts reported as beneficially owned are computed as of February 28,

2001 and include 4,647,571 shares of Common Stock owned by Advantage that are outstanding and 2,344,733 shares of Common Stock that Advantage has the right to acquire upon conversion or exercise of other securities. The amounts shown as beneficially owned exclude certain shares of Common Stock. Advantage holds a Common Stock Purchase Warrant issued by the Company (the "Warrant") that entitles the holder to purchase 181,250 shares of Common Stock.  In a restructuring completed on February 22, 2001, Advantage surrendered the 7%

Convertible Subordinated Promissory Note issued by the Company (the
"Original

Note") and held by Advantage in the outstanding amount of $4,172,603 as of such date and received in exchange therefor, among other things, (1) an

Amended 7.0% Convertible Promissory Note, Series A in the initial principal amount of $2,901,761.39 issued by the Company (the "Amended Note") and (2)

2,229.15 shares (the "Preferred Shares") of 7% Series A Convertible
Preferred

Stock of the Company. The Preferred Shares have an initial liquidation value of $1,000 per share.



The Amended Note is convertible into shares of Common Stock at a price of
$.75

per share, subject to adjustment as provided in the Amended Note.  The

Preferred Shares are convertible into shares of Common Stock at a price of

$1.50 per share, subject to adjustment as provided in the terms of the

Preferred Shares. For purposes of conversion, Preferred Shares are valued at their liquidation value. Interest accruing on the Amended Note increases the outstanding amount of the Amended Note.  Dividends on the Preferred Shares

increase the liquidation value per share.



By their terms, the Amended Note, and the Preferred Shares may not be converted, and the Warrant may not be exercised, if and to the extent that the holder would beneficially own more than 9.99% of the outstanding Common
Stock.

The amount reported as beneficially owned is computed based on such limitations.  Although the amount reported as beneficially owned includes

2,344,733 shares of Common Stock that Advantage has the right to acquire, in the absence of such limitations, the Amended Note would have been convertible into 3,869,015 shares of Common Stock and the Preferred Shares would have been convertible into 1,486,100 shares of Common Stock.



The securities reported as beneficially owned are held by Advantage. Genesee and Morken hereby expressly disclaim beneficial ownership of such securities.





Item 5.           Ownership of Five Percent or Less of a Class:



                  Not applicable





Item 6.           Ownership of More Than Five Percent on Behalf of Another

                  Person:



                  Not applicable





Item 7.           Identification and Classification of the Subsidiary which

                  Acquired the Security Being Reported on by the Parent

                  Holding Company:



                  Not applicable





Item 8.           Identification and Classification of Members of the Group:



                  Not applicable





Item 9.           Notice of Dissolution of Group:



                  Not applicable





Item 10.          Certification:



By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.







_

Exhibits:



     Exhibit I: Joint Filing Agreement, dated as of February 26, 2001, by and among Advantage, Genesee and Morken (incorporated herein by reference to the exhibit with the same number included in the Schedule 13G filed by Advantage,

Genesee and Morken with respect to the Company on February 26, 2001)



_



SIGNATURE



     By signing below I certify that, to the best of my knowledge and belief,

the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.







                    By:  GENESEE INTERNATIONAL, INC.

                         As General Manager



                         By: /s/ Donald R. Morken

                         ----------------------------

                         Donald R. Morken

                         Title: President







                    GENESEE INTERNATIONAL, INC.



                    By: /s/ Donald R. Morken

                    ---------------------------------

                    Donald R. Morken

                    Title: President









                    /s/ Donald R. Morken

                    ---------------------------------

                    Donald R. Morken



SCHEDULE 13G

CUSIP NO. 749077103                                   PAGE 8 OF 8 PAGES









SCHEDULE 13G

CUSIP NO. 749077103                                   PAGE 1 OF 8 PAGES